UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

TESSCO Technologies Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872386107

(CUSIP Number)

Eric R. Smith

Venable LLP

750 East Pratt Street, Suite 900, Baltimore, MD 21202 (410)244-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 4, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872386107	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Robert B. Barnhill, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,495,637
	8	SHARED VOTING POWER 124,750
	9	SOLE DISPOSITIVE POWER 1,495,637
	10	SHARED DISPOSITIVE POWER 124,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,620,387
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 12 amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 filed on February 18, 2009, Amendment No. 2 filed on February 24, 2012, Amendment No. 3 filed on August 26, 2016, Amendment No. 4 filed on March 20, 2020, Amendment No. 5 filed on July 22, 2020, Amendment No. 6 filed on August 3, 2020, Amendment No. 7 filed on September 25, 2020, Amendment No. 8 filed on October 20, 2020, Amendment No. 9 filed on October 30, 2020, Amendment No. 10 filed on November 6, 2020 and Amendment No. 11 filed on November 17, 2020 (as amended, the “Schedule 13D”) by Mr. Robert B. Barnhill, Jr. (the “Reporting Person”).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

The Reporting Person is soliciting shareholders’ consents (the “Consent Solicitation”) to (i) reconstitute the Issuer’s Board of Directors (the “Board”) by removing John D. Beletic, Jay G. Baitler, Paul J. Gaffney, Dennis J. Shaughnessy, and Morton F. Zifferer, Jr. (collectively, the “Subject Directors”) (and any other person(s) elected, appointed or designated by the Board (or any committee thereof) to fill any vacancy or newly created directorship on or after September 25, 2020 and prior to the conclusion of the Consent Solicitation) and replacing them with four highly qualified, independent director candidates — J. Timothy Bryan, John Diercksen, Emily Kellum (Kelly) Boss and Kathleen McLean (the “Independent Nominees”) and (ii) amend the Issuer’s Sixth Amended and Restated By-Laws (the “Bylaws”) to (a) repeal any provision adopted after August 7, 2020 without the approval of shareholders and (b) reduce the percentage of shareholders required to call a special meeting to 25% of the aggregate number of votes held by the shares of stock of all classes then outstanding and entitled to vote at a special meeting (which was the standard before the Subject Directors and other complicit Board members further entrenched themselves by recently amending the Bylaws without shareholder approval to increase the threshold to 50%).

On December 4, 2020, the Reporting Person responded to the Issuer’s November 23rd settlement offer with a comprehensive board refreshment proposal, which is attached hereto as Exhibit 99.1 and incorporated herein by reference. The Reporting Person’s comprehensive settlement offer would result in:

•	A fully refreshed Board consisting of Ms. Boss, Mr. Bryan, Mr. Diercksen, Ms. Dismore, Ronald D. McCray, Ms. McLean and Sandip Mukerjee;

•	The Reporting Person, Mr. Baitler, Mr, Beletic, Paul Gaffney, Ms. Martine-Dolecki and Mr. Zifferer resigning effective immediately;

•	The Reporting Person and Mr. Gaffney serving the Board in an advisory, non-voting capacity to assist in the transition;

•	The Board adopting a policy allowing shareholders holding more than 5% of the outstanding stock to designate up to two directors (excluding the Reporting Person as one of these 5% shareholders);

•	The Board enhancing its policy on diversity and inclusion;

•	The Board amending the Bylaws to lower the threshold for shareholders to call a special meeting from 50% to 25%; and

•	The Reporting Person and the other participants in the Consent Solicitation agreeing to withdraw the Consent Solicitation, as well as certain voting commitments and standstill provisions through the 2021 annual meeting of shareholders.

The Reporting Person believes that the Issuer’s November 23rd settlement offer had significant undisclosed issues, including:

•	It disregarded the strong feedback from shareholders that more change is needed and would effectively shortchange the shareholders that have pledged their support for the election of all of the Independent Nominees.

•	A precondition unique to the two of the Independent Nominees that the Issuer proposed be added to the Board as part of the settlement (Mr. Bryan and Ms. McLean) which required that before taking their seats, they had to tender resignation letters. The effect of this requirement is that these Independent Nominees would be on the Board for two years – or less – regardless of shareholder wishes. This point was omitted by the Issuer in its press release.

•	Completely ignored the Reporting Person’s proposed concept of shareholders owning 5% or more of the outstanding stock being able to designate up to two individuals for election to the Board.

•	The offer contained an overly restrictive voting requirement and an unacceptably long two-year standstill effectively denying the Reporting Person’s rights as a shareholder and designed to entrench the Board.

•	Mr. Zifferer (who had previously adopted the strange position of staying on the Board until the end of the consent solicitation) would stay on the Board until the end of December of this year.

•	There was no commitment that the reconstituted Board, as designed by the Issuer’s settlement, would not, again, add more directors without listening to the views of the Issuer’s shareholders and input from new directors.

•	The Board did not constructively engage as they have touted. They didn’t respond to the Reporting Person’s last settlement offer for almost three weeks and then only after proxy advisory firms had weighed in. Again, this is the same Board that added directors halfway through a consent solicitation and on the same day they presented to Institutional Shareholder Services Inc. And this is the same Board that initially rejected the Independent Nominees then pursued a feigned attempt at interviewing the Independent Nominees before ultimately offering two of them Board seats subject to specious requirements.

The Reporting Person intends to continue to engage in discussions with the Issuer’s Board and management, the Issuer’s other shareholders, potential investors in the Issuer and/or other parties regarding, or take actions concerning, the Issuer’s business, operations, governance, management, strategy, capitalization and/or Board composition. These discussions and/or actions will relate to, and may result in, any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, including strategic transactions potentially impacting ownership and control of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1	Settlement Agreement Term Sheet dated December 4, 2020

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  December 4, 2020

/s/ Robert B. Barnhill, Jr.